GT Biopharma, Inc.

March 11, 2025

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Crawford, Office of Life Sciences

Re:	GT Biopharma, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-285618

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GT Biopharma, Inc. hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-285618) be declared effective at 4:00 p.m. Eastern Time on March 13, 2025, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Louis Wharton of Stubbs Alderton & Markiles, LLP, by email at lwharton@stubbsalderton.com or by telephone at (818)-444-4509.

Very truly yours,

GT Biopharma, Inc.

By:	/s/ Alan Urban
Alan Urban
Chief Financial Officer